Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the special meeting of the shareholders (the “Meeting”) of IMV Inc. (the “Corporation”) will be held in virtual form only at 11:00 a.m. ET, on December 7, 2022, for the purposes of:

1.

consider and, if deemed advisable, approve a special resolution, the text of which is set out in Schedule “A” to the management information circular of the Corporation dated October 31, 2022 (the “Circular”), approving the consolidation of the issued and outstanding common shares of the Corporation (the “Shares”) on the basis of not more than one (1) post-consolidation Share for every 10 pre-consolidation Shares and not less than one (1) post- consolidation Share for every five (5) pre-consolidation Shares (the “Share Consolidation”), such amendment to become effective at a date to be determined by the board of directors of the Corporation (the “Board”) when the Board considers it to be in the best interests of the Corporation to implement such Share Consolidation, but in any event not later than one year after the date on which the special resolution in respect of the Share Consolidation is approved, all as more particularly described in the Circular;

2.	transacting such other business as may properly be brought before the Meeting.

As a prudent and necessary step to ensure the health and safety of our shareholders and employees, IMV has elected to hold the Meeting as a completely virtual meeting, which will be conducted via live audio webcast, at https://meetnow.global/MPJ4XKV. All Shareholders will have an equal opportunity to participate in the online Meeting, regardless of their physical location.

Dartmouth, Nova Scotia, October 28, 2022

By order of the Board of Directors

(s) Brittany Davison
Ms. Brittany Davison
Chief Accounting Officer and Corporate Secretary

IMPORTANT

Registered shareholders and duly appointed proxyholders can participate in the Meeting, vote or submit questions, in real time, so long as they are connected to the internet and meet the conditions set out in the accompanying management information circular. Non-registered owners who have not appointed themselves as proxyholders may attend the Meeting as guests, but guests will not be allowed to vote at the Meeting. If you are unable to attend the Meeting, please complete, date, and sign the form of proxy provided and return it in the envelope provided for that purpose. Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, no later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the Meeting. Your Shares will be voted in accordance with your instructions as indicated on the form of proxy or, if no instructions are given on the form of proxy, the proxy holder will vote “IN FAVOUR” of each of the matters indicated above.